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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 4)*

                            KILLEARN PROPERTIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    494125107
                                 (CUSIP Number)

                                 MARK A. CONNER
                                    PRESIDENT
                          PROACTIVE TECHNOLOGIES, INC.
                             7118 BEECH RIDGE TRAIL
                           TALLAHASSEE, FLORIDA 32312
                                 (904) 668-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                                 PAUL A. QUIROS
                                 KING & SPALDING
                              191 PEACHTREE STREET
                             ATLANTA, GEORGIA 30303
                                 (404) 572-4600

                                DECEMBER 24, 1997
             (Date of Event which Requires Filing of this Statement)

Ifthe filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.  - 494125107



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PROACTIVE TECHNOLOGIES, INC.
         23-2265039

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
         N/A                                                          (b) [   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         N/A             [   ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         STATE OF DELAWARE

 NUMBER OF          7  SOLE VOTING POWER
  SHARES                 447,430
BENEFICIALLY
  OWNED BY
   EACH             8  SHARED VOTING POWER
 REPORTING               NONE
  PERSON
   WITH             9  SOLE DISPOSITIVE POWER
                         447,430

                    10   SHARED DISPOSITIVE POWER
                         NONE

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         447,430

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         50.4%

14       TYPE OF REPORTING PERSON
         CO






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ITEM 1.             SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Killearn Properties, Inc. ("Issuer") and amends Amendment No. 2 to Schedule 13D filed on September 8, 1997 and Amendment No. 3 to Schedule 13D filed on December 23, 1997. The principal executive offices of Issuer are located at 100 Eagle's Landing Way, Stockbridge, Georgia 30281.

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This statement is being filed by Proactive Technologies, Inc., a Delaware corporation ("Proactive"), having its principal place of business located at 7118 Beech Ridge Trail, Tallahassee, Florida 32312. Proactive's principal business is the development of real estate.

         (d) and (e). Listed below are the names, business addresses and occupational information for (a) each executive officer and director of Proactive, (b) each person controlling Proactive, and (c) each person ultimately in control of Proactive. During the last five (5) years, neither Proactive nor, to the best of Proactive's knowledge, any of the individuals, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       NAME                  PRESENT PRINCIPAL OCCUPATION & BUSINESS ADDRESS

   James A. Preiss           Chief Executive Officer
                             Director
                             Proactive Technologies, Inc.
                             7118 Beech Ridge Trail
                             Tallahassee, FL 32312

   Mark A. Conner            Chairman of the Board
                             President
                             Proactive Technologies, Inc.
                             7118 Beech Ridge Trail
                             Tallahassee, FL 32312

   Langdon S. Flowers, Jr.   Director
                             Proactive Technologies, Inc.
                             329 North Broad Street
                             Thomasville, GA 31799

   Marshall R. Cassedy, Jr.  Director
                             Proactive Technologies, Inc.
                             2012-D North Point Blvd.
                             Tallahassee, FL 32308

   Ben S. Branch             Director
                             Proactive Technologies, Inc.
                             School of Management
                             Finance Department
                             University of Massachusetts
                             Amherst, MA 01003







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   Robert E. Maloney, Jr., Esq.     Director
                                    Corporate Counsel
                                    Proactive Technologies, Inc.
                                    7118 Beech Ridge Trail
                                    Tallahassee, FL 32312

  ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Proactive entered into Put and Call Agreements with certain shareholders of Issuer whereby Proactive may purchase or such shareholders may sell up to 132,000 shares of Common Stock at a purchase price of $9.50 per share or an aggregate of $1,254,000. Proactive has sent written notice to each of such shareholders indicating Proactive's exercise of its call rights pursuant to the Put and Call Agreements. The purchase price for such shares shall be paid with short-term promissory notes issued by Proactive that accrue interest at the prime rate plus 1%.

  ITEM 4.        PURPOSE OF TRANSACTION

          The purpose of the transactions contemplated by the Put and Call Agreements is to acquire additional shares of Issuer's Common Stock to gain majority control of Issuer. If Proactive gains majority control of Issuer, Proactive plans to evaluate changes in Issuer's corporate governance and structure that Proactive deems desirable, including, without limitation, a possible merger or business combination between Proactive and Issuer, the removal of certain of the current members of the board of directors, the election or appointment of new directors to fill the vacancies created by such removal, and certain changes in the current management of Issuer.

          Except as set forth above, Proactive has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

  ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

          (a) Proactive may be deemed to be the beneficial owner of the 447,430 shares of Common Stock of Issuer or approximately 50.4% of the 887,412 shares of Common Stock reported by Issuer to be issued and outstanding as of October 31, 1997. Pursuant to the Put and Call Agreements, Proactive has exercised its right to purchase 132,000 of the 447,430 shares of Common Stock that Proactive is deemed to beneficially own. See Item 3. This number does not include 90,746 shares that were previously reported as held by Proactive in Amendment No. 2 to Schedule 13D filed on September 8, 1997. Proactive and J.T. Williams failed to complete the transactions reported in such amendment. Ben S. Branch, a director of Proactive, beneficially owns 5,000 shares of Common Stock. To Proactive's knowledge, no other person named in Item 2 beneficially owns any shares of Common Stock.

          (b) Proactive has the sole voting and dispositive power with respect to the 447,430 shares of Common Stock disclosed in Item 5(a). Mr. Branch has sole voting and dispositive power with respect to the 5,000 shares of Common Stock disclosed in Item 5(a).

          (c) Proactive entered into Put and Call Agreements with certain shareholders of Issuer on December 24, 1997 to purchase 132,000 shares of Common Stock at a price of $9.50 per share. On January 6, 1998, Proactive sent notice of its exercise of its call rights to acquire all such shares.

          (d)    Not applicable.

          (e)    Not applicable.

  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 for a description of the Put and Call Agreements.



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         Of the 447,430 shares of Common Stock beneficially owned by Proactive,
         315,430 shares are pledged to First Community Bank ("FCB") to secure certain of Proactive's obligations to FCB. Upon default by Proactive of those obligations, FCB may exercise its rights against and could gain voting and investment power over such shares.

         The promissory notes that will be issued in connection with the purchase by Proactive of the 132,000 shares of Common Stock subject to the Put and Call Agreements will be secured by a pledge of such shares to the selling shareholders. Upon default by Proactive under the terms of the promissory notes, the selling shareholders may exercise their rights against and could gain voting and investment power over such shares.

         Except as set forth above, to the best of Proactive's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

  ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

         Exhibit         Description
         -------         -----------
         1               Put and Call Agreement dated December 24, 1997 by and
                         between Proactive and W. Reid Sanders.

         2 Put and Call Agreement dated December 24, 1997 by and between Proactive and O. Mason Hawkins.

         3 Put and Call Agreement dated December 24, 1997 by and among Proactive, O. Mason Hawkins and Ann Butterfield
                         Hawkins.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PROACTIVE TECHNOLOGIES, INC.


                                         By:   /s/ Mark A. Conner
                                               ----------------------------
                                                Mark A. Conner, President



Date: January 8, 1998








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                                  EXHIBIT INDEX



   EXHIBIT                          DESCRIPTION

1                                   Put and Call Agreement dated December 24,
                                    1997 by and between Proactive Technologies, Inc. and W. Reid Sanders.

2                                   Put and Call Agreement dated December 24,
                                    1997 by and between Proactive Technologies, Inc. and O. Mason Hawkins.

3                                   Put and Call Agreement dated December 24,
                                    1997 by and among Proactive Technologies, Inc., O. Mason Hawkins and Ann Butterfield
                                    Hawkins.



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